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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                FORM 8-A/A No. 2


                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                    PURSUANT TO SECTION 12(b) OR 12(g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                            FEDERAL-MOGUL CORPORATION
--------------------------------------------------------------------------------
             (Exact name of registrant as specified in its charter)


              Michigan                                  38-0533580
              --------                                  ----------
(State of incorporation or organization)    (I.R.S. Employer Identification No.)

26555 Northwestern Highway, Southfield, Michigan          48034
------------------------------------------------          -----
(Address of principal executive offices)                (Zip Code)

Securities Act registration statement to which this form relates:
None


If this form relates to the registration      If this form relates to the registration
of a class of securities pursuant to          of a class of securities pursuant to
Section 12(b) of the Exchange Act and is      Section 12(g) of the Exchange Act and is
effective upon filing pursuant to             effective pursuant to General
General Instruction A(c) please check         Instruction I A(d) please check the
the following box. [X]                        following box. []


Securities to be registered pursuant to Section 12(b) of the Act:


           Title of Each Class            Name of Each Exchange on Which
           to be so Registered            Each Class is to be Registered
           -------------------            ------------------------------

    Preferred Share Purchase Rights          New York Stock Exchange

Securities to be registered pursuant to Section 12(g) of the Act:
None

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                 INFORMATION REQUIRED IN REGISTRATION STATEMENT

         Federal-Mogul Corporation (the "Company") hereby amends Items 1 and 2 of its Registration Statement on Form 8-A dated November 7, 1988 as amended by Amendment No. 1 thereto on Form 8 dated May 16, 1989 (the "Registration Statement") to read, in their entirety, as set forth below.

ITEM 1.  DESCRIPTION OF SECURITIES TO BE REGISTERED.

         On November 3, 1988, the Board of Directors of the Company declared a dividend of one preferred share purchase right (a "Right") for each outstanding share of common stock (the "Common Shares"), of the Company. The dividend was payable on November 14, 1988 (the "Record Date") to the stockholders of record on that date. Each Right entitles the registered holder to purchase from the Company one-half of one one-hundredth of a share of Series B Junior Participating Preferred Stock, without par value, of the Company (the "Preferred Shares"), at a price of $70 (the "Purchase Price"), subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement dated as of November 3, 1988, as amended by the amendments thereto dated as of July 25, 1990, September 23, 1992, January 1, 1993 and November 13, 1998 (as amended, the "Rights Agreement") between the Company and The Bank of New York, as successor to National Bank of Detroit, as Rights Agent (the "Rights Agent").

         Until the earlier to occur of (i) 10 days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired beneficial ownership of 10% or more of the outstanding Common Shares (20% in the case of an institutional investor entitled to report such beneficial ownership on a Schedule 13G) or (ii) 10 business days (or such later date as may be determined by action of the Board of Directors before any person or group becomes an Acquiring Person) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 10% or more of such outstanding Common Shares (the earlier of such dates being called the "Distribution Date"), the Rights will be evidenced by the Common Share certificates and not by separate certificates. The definition of Acquiring Person also specifically excludes any person who acquired any of the Company's capital stock pursuant to the Purchase Agreement dated September 16, 1992 by and between The First Boston Corporation and the Company.

         The Rights Agreement provides that, until the Distribution Date, the Rights will be transferred with and only with the Common Shares. Until the Distribution Date (or earlier redemption or expiration of the Rights), new Common Share certificates issued upon transfer or issuance of Common Shares will contain a notation incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender for transfer of any certificates for Common Shares outstanding as of the Record Date, even without such notation or a copy of the Summary of Rights (as defined in the Rights Agreement) being attached thereto, will also constitute the transfer of the Rights associated with the Common Shares represented by such certificate. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("Right Certificates") will be mailed to holders of record of the Common Shares as of the close of business on the Distribution Date and such separate Right Certificates alone will evidence the Rights.

         The Rights are not exercisable until the Distribution Date. The Rights will expire on April 30, 1999 (the "Final Expiration Date"), unless the Final Expiration Date is extended or unless the Rights are earlier redeemed by the Company, in each case, as described below.

         The Purchase Price payable, and the number of Preferred Shares or other securities or

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property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Shares, (ii) upon the grant to holders of the Preferred Shares of certain rights or warrants to subscribe for or purchase Preferred Shares at a price, or securities convertible into Preferred Shares with a conversion price, less than the then current market price of the Preferred Shares or (iii) upon the distribution to holders of the Preferred Shares of evidences of indebtedness or assets (excluding regular periodic cash dividends paid out of earnings or retained earnings or dividends payable in Preferred Shares) or of subscription rights or warrants (other than those referred to above).

         The number of outstanding Rights and the number of one one-hundredths of a Preferred Share issuable upon exercise of each Right are also subject to adjustment in the event of a stock split of the Common Shares or a stock dividend on the Common Shares payable in Common Shares or subdivisions, consolidations or combinations of the Common Shares occurring, in any such case, prior to the Distribution Date.

         Preferred Shares purchasable upon exercise of the Rights will not be redeemable. Each Preferred Share will be entitled to a minimum preferential quarterly dividend payment of $1 per share but will be entitled to an aggregate dividend of 100 times the dividend declared per Common Share. In the event of liquidation, the holders of the Preferred Shares will be entitled to a minimum preferential liquidation payment of $100 per share but will be entitled to an aggregate payment of 100 times the payment made per Common Share. Each Preferred Share will have one vote, voting together with the Common Shares. Finally, in the event of any merger, consolidation or other transaction in which Common Shares are exchanged, each Preferred Share will be entitled to receive 100 times the amount received per Common Share. These rights are protected by customary antidilution provisions.

         Because of the nature of the Preferred Shares' dividend, liquidation and voting rights, the value of the one one-hundredth interest in a Preferred Share purchasable upon exercise of each Right should approximate the value of one Common Share.

         In the event that the Company is acquired in a merger or other business combination transaction or 50% or more of its consolidated assets or earning power are sold, proper provision will be made so that each holder of a Right will thereafter have the right to receive, upon the exercise thereof at the then current exercise price of the Right, that number of shares of common stock of the acquiring company which at the time of such transaction will have a market value of two times the exercise price of the Right. In the event that any person or group becomes an Acquiring Person, each holder of a Right, other than Rights beneficially owned by the Acquiring Person (which will thereafter be void), will thereafter have the right to receive upon exercise that number of Common Shares having a market value of two times the exercise price of the Right.

         At any time after any person or group becomes an Acquiring Person and prior to the acquisition by such person or group of 50% or more of the outstanding Common Shares, the Board of Directors of the Company may exchange the Rights (other than Rights owned by such person or group that have become void), in whole or in part, at an exchange ratio of one Common Share, (or, under specified circumstances, a number of Preferred Shares having equivalent value and privileges), per Right (subject to adjustment).

         With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in the Purchase Price. No fractional Preferred Shares will be issued (other than fractions which are integral multiples of one one-hundredth of a Preferred Share, which may, at the election of the Company, be evidenced by depositary receipts) and in lieu thereof,

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an adjustment in cash will be made based on the market price of the Preferred
Shares on the last trading day prior to the date of exercise.

         At any time before any person or group becomes an Acquiring Person, the Board of Directors of the Company may redeem the Rights in whole, but not in part, at a price of $.005 per Right (the "Redemption Price"). The redemption of the Rights may be made effective at such time on such basis and with such conditions as the Board of Directors in its sole discretion may establish. Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

         The terms of the Rights may be amended by the Board of Directors of the Company without the consent of the holders of the Rights, except that from and after such time as any person or group becomes an Acquiring Person no such amendment may adversely affect the interests of the holders of the Rights.

         Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.

         The Rights have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire the Company on terms not approved by the Company's Board of Directors. The Rights should not interfere with any merger or other business combination approved by the Board of Directors since the Rights may be redeemed by the Company at the Redemption Price before a person or group has acquired beneficial ownership of 10% or more of the Common Shares.

         The Rights Agreement, including the form of the Certificate of Designations, Preferences and Rights setting forth the terms of the Preferred Shares included as an exhibit thereto, and the form of press release announcing the declaration of the Rights are exhibits hereto and each is incorporated herein by reference. The foregoing description of the Rights is qualified in its entirety by reference to such exhibits.

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Item 2.  EXHIBITS.

         The documents listed below have either been previously filed as Exhibits to the Registration Statement or otherwise filed by the Company with the Securities and Exchange Commission (Commission File Number 1-1511) and incorporated by reference herein.

Exhibit
Number   Description of Document

4.1 Rights Agreement dated as of November 3, 1988 between the Company and National Bank of Detroit, as Rights Agent, which includes the form of Certificate of Designations, Preferences and Rights setting forth the terms of the Series B Junior Participating Preferred Stock as Exhibit A, the form of Right Certificate as Exhibit B and the Summary of Rights to Purchase Preferred Shares as Exhibit C, was previously filed as
         Exhibit 1 to the Registration Statement.

4.2 Form of Certificate of Adjustment delivered by the Company to National Bank of Detroit, as Rights Agent, on May 15, 1989, was previously filed as Exhibit 4 to the Registration Statement.

4.3 Amendment Number One dated as of July 25, 1990 to the Rights Agreement dated as of November 3, 1988 between the Company and National Bank of Detroit, as Rights Agent, is hereby incorporated by reference to
         Exhibit 4.5 to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1990.

4.4 Amendment Number Two dated as of September 23, 1992 to the Rights Agreement dated as of November 3, 1988 between the Company and National Bank of Detroit, as Rights Agent, is hereby incorporated by reference to Exhibit 4.4 to the Company's Annual Report on Form 10-K for the year ended December 31, 1992.

4.5 Amendment Number Three dated as of January 1, 1993 to the Rights Agreement dated as of November 3, 1988 between the Company and The Bank of New York, as successor to National Bank of Detroit, as Rights Agent, is hereby incorporated by reference to Exhibit 10.30 to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1993.

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Exhibit
Number   Description of Document

4.6 Amendment Number Four dated as of November 13, 1998 to the Rights Agreement dated as of November 3, 1988 between the Company and The Bank of New York, as successor to National Bank of Detroit, as Rights Agent, is hereby incorporated by reference to Exhibit 4.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1998.

20       Form of press release dated November 3, 1988 was previously filed as
         Exhibit 2 to the Registration Statement.

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                                    SIGNATURE


         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this Registration Statement on Form 8-A/A No. 2 to be signed on its behalf by the undersigned, thereunto duly authorized.




                                     FEDERAL-MOGUL CORPORATION


                                     By:  /s/  Edward W. Gray, Jr.
                                         ---------------------------------------
                                     Name:   Edward W. Gray, Jr.
                                     Title:  Senior Vice President, Secretary
                                             and General Counsel



Date:  November 19, 1998

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